EXHIBIT 99.1

FARMLAND PARTNERS ANNOUNCES TRANSFORMATIVE, ACCRETIVE MERGER WITH AMERICAN FARMLAND COMPANY

•    Creates Largest and Most Diverse Public Farmland REIT

•    Combined Company to Own More than $850 Million of Prime U.S. Farmland Assets Spanning 133,000 Acres

•    Fully Diluted Market Cap. Expected to be Greater than $400 Million, Excluding Preferred Equity

•    Anticipated to be 10% Accretive to FPI’s AFFO per Share in 2017 and 20% Accretive When Synergies are Fully Realized

•    Creates High-Quality Diversified Portfolio of Farmland Assets in 16 States and Across 25+ Major Crops

•    Portfolio to be ~75% Row Crop Farmland and ~25% Specialty Crops by Value

•    Transaction Value Represents a Meaningful Premium to AFCO’s Common Stock Price

DENVER, CO and NEW YORK, NY, September 12, 2016 – Farmland Partners Inc. (NYSE: FPI) (“FPI”) and American Farmland Company (NYSE MKT: AFCO) (“AFCO”) jointly announced today that they have entered into a definitive agreement (the “Agreement”) pursuant to which FPI has agreed to acquire all of the outstanding common stock of AFCO in a stock-for-stock transaction.

The combined company will be the largest public farmland REIT in the nation spanning more than 133,000 acres across 16 states, along both Coasts, the Midwest, the Plains and the Delta. The merger brings together two highly complementary leading farmland portfolios. FPI’s assets are comprised primarily of premier row crop farmland, while AFCO’s portfolio is concentrated in high-quality specialty and permanent crop farms across the U.S. On a consolidated basis, the combined company’s portfolio is expected to consist of approximately 75% row crop farmland and 25% specialty crops by value. FPI expects to consolidate AFCO’s operations into FPI’s existing Denver-based headquarters and to realize significant cost synergies through eliminating duplicate administrative and other public company costs.

Paul A. Pittman will continue as FPI’s Chairman and CEO. D. Dixon Boardman and Thomas S. T. Gimbel, AFCO’s Chairman and CEO, respectively, will join FPI’s Board of Directors.

Commenting on the merger, Paul Pittman, FPI Chairman and CEO, said, “FPI’s acquisition of these great assets assembled by AFCO will strengthen FPI’s role as the leading public farmland real estate platform in the U.S. This merger will significantly increase FPI’s diversification across crops and geographies. Thanks to increased scale, we also expect to realize a reduction in overall costs as a percentage of portfolio value, creating superior value for our and AFCO’s stockholders and our respective farmer partners.”

Thomas S.T. Gimbel, AFCO’s Chief Executive Officer, commented, “We believe this opportunity to join FPI’s robust platform presents a meaningful opportunity to our stockholders. As the end result of a thorough process we commenced in April of this year, we are confident that the complementary nature of this transaction will accomplish our goal of enhancing stockholder value while preserving our core principles and continuing to execute on our vision for a scalable institutional, well-diversified and high-quality portfolio of farmland assets.”

Under the terms of the Agreement, each share of AFCO common stock and each AFCO operating partnership unit will be converted into the right to receive 0.7417 shares (or units) of newly issued FPI common stock (or units). On a pro-forma fully diluted basis, following the merger, former FPI equity holders will hold approximately 65% of the combined company’s equity, and former AFCO equity holders will hold approximately 35%. The stock-for-stock merger is intended to qualify as a tax-free reorganization. The transaction is subject to customary closing conditions, including receipt of the requisite approval of both FPI and AFCO stockholders.

Both company’s boards of directors have approved the transaction and recommend the transaction for approval by their respective stockholders. The parties currently expect the transaction to close in the later part of this year or early during the first quarter of 2017.

Strategic Benefits

Upon consummation of the merger, FPI will significantly increase its scale and improve the quality and diversification of its portfolio while expanding its market presence in key farming regions across the U.S., which is expected to result in strategic and financial benefits for stockholders:

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Larger, More Diversified Portfolio of High-Quality Assets: The combined company’s portfolio is expected to be comprised of institutional-quality farmland assets located in key farming regions in 16 states around the U.S. along both Coasts, the Midwest, the Plains and the Delta. The portfolio will also be diversified by crop type, with approximately 75% of the portfolio (by value) to be comprised of row crop farmland and approximately 25% of the portfolio to be comprised of specialty and permanent crops.

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Increased Scale: The combined company is expected to maximize operational efficiencies and lead to significant cost savings resulting from consolidating overhead expenses into FPI’s existing operations.  The increased scale of the combined enterprise is also expected to provide an enhanced platform to pursue accretive acquisitions in row, specialty and permanent crop farmland across a wider geographic footprint.

•	Reinforces FPI’s Position as the Leading Farmland REIT: The acquisition of AFCO further reinforces FPI’s position as the largest, most diversified and most liquid public farmland REIT.
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Increased Revenues: On a pro-forma basis, the transaction is expected to contribute approximately $16 million of revenue in 2016, increasing FPI’s total revenue from $26 million to approximately $42 million.

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Transaction Accretion to both AFCO and FPI Stockholders: The transaction is expected to be approximately 10% accretive to FPI’s AFFO per share in 2017 growing to 20% accretive as synergies are fully realized.

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Greater Access to Capital: After giving effect to the transaction, the combined company is expected to have a fully-diluted market cap of approximately $400 million. The size and scale of the combined company is expected to provide greater access to global investors targeting investments in U.S. farmland assets.

Leadership

Paul A. Pittman, FPI’s Chief Executive Officer and Chairman of FPI’s Board of Directors, will serve as Chief Executive Officer and Chairman of the Board of Directors of the combined company. Luca Fabbri will remain CFO of the combined company. Additionally, Robert L. Cowan is expected to join FPI as President upon completion of the transaction. Upon consummation of the transaction, the number of directors comprising FPI’s Board of Directors will be increased from six to eight, of which two directors from AFCO, its Chairman and its CEO, have been designated by AFCO from its existing Board of Directors and will be elected to the FPI Board.

Advisors

Robert W. Baird & Co. acted as financial advisor and Morrison & Foerster LLP and Venable LLP acted as legal advisors to FPI. Citigroup Global Markets Inc. and Raymond James & Associates, Inc. acted as financial advisors and Goodwin Procter LLP acted as legal advisors to AFCO.

Conference Call and Webcast

The companies will host a joint conference call on Monday, September 12, 2016 at 10:30 am Eastern Time to discuss the proposed transaction. The conference call-in number is (866) 262-6804 (Domestic); or (412) 902-4107 (International) or interested parties can join the live webcast of the conference call by accessing the Investor Relations section of each company’s website at ir.farmlandpartners.com or at http://investors.americanfarmlandcompany.com. A replay of the conference call will be available beginning September 12, 2016 at 1:00 p.m. (Eastern Time) until September 26, 2016 at 11:59 p.m. (Eastern Time), by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (International); passcode: 10092625.  A replay of the webcast will also be accessible on the FPI Investor Relations website for a limited time following the event.

About Farmland Partners Inc.

Farmland Partners Inc. is an internally managed real estate investment trust that owns and seeks to acquire high-quality North American farmland and makes loans to farmers secured by farm real estate. The Company's portfolio is comprised of 271 farms with an aggregate of 115,308 acres (including four farms totaling 1,668 acres under contract) in Arkansas, Colorado, Florida, Georgia, Illinois, Kansas, Louisiana, Michigan, Mississippi, Nebraska, North Carolina, South Carolina, Texas and Virginia. The Company elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2014.

About American Farmland Company

American Farmland Company is an internally managed real estate investment trust and a Maryland corporation focused on owning and acquiring a diversified portfolio of high-quality farmland, consisting of mature permanent, specialty/vegetable row and commodity row crop farms, as well as farmland development, located in select major agricultural regions throughout the United States. As of June 30, 2016, AFCO’s portfolio consisted of 22 farms located on both Coasts as well as in the Corn Belt and the Delta regions covering approximately 18,322 gross acres of farmland and more than 21 major crop types.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry, markets in which FPI and AFCO operate, management’s beliefs, assumptions made by management and the transactions described in this communication. While the FPI’s and AFCO’s management believes the assumptions underlying the forward-looking statements and information are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; (3) the inability to consummation the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; (4) risks that the proposed transaction disrupts current plans and operations of FPI and AFCO; (5) the ability to recognize the benefits of the transaction; and (6) the amount of the costs, fees, expenses and charges related to the transaction; and the other risks and important factors contained and identified in FPI’s and AFCO’s filings with the Securities and Exchange Committee (“SEC”), such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this communication. Neither FPI nor AFCO is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither FPI nor AFCO intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, FPI expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of FPI and AFCO that also constitutes a prospectus of FPI, which joint proxy statement will be mailed or otherwise disseminated to FPI’s and AFCO’s respective stockholders when it becomes available. FPI and AFCO also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FPI and AFCO with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their websites at www.farmlandpartners.com and www.americanfarmlandcompany.com.

Participants in Solicitation

FPI, AFCO and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of FPI is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 15, 2016, and its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 14, 2016. Information about the directors and executive officers of AFCO is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 30, 2016, and its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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For More Information Contact

Luca Fabbri at Farmland Partners or Lindsey Sichel at American Farmland Company